

October 12, 2010

Acadia Realty Trust
Attn: Mr. Michael Nelsen
1311 Mamaroneck Ave, Suite 260
White Plains, NY 10605

> **Re:** **Acadia Realty Trust**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-12002**

Dear Mr. Michael Nelsen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 4 – Investments In and Advances to Unconsolidated Partnerships

Retailer Controlled Property Venture ("RCP Venture"), page F-20

1.   We have reviewed your response to comment 5. Please further clarify how you determined that your indirect ownership interests in excess of 5% gave you virtually no influence over the entities operating and financial policies especially in light of the guidance in ASC 323-30-S99. In your response, please also address the role of your company in forming the RCP investment group and how that was evaluated in

determining your participation, if any, in the operational and financial policies of the entities holding these investments.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 9, 2010

2.   Where you have provided supplemental responses to our comments, please confirm that you will include similar information in future filings, as applicable.

B. Performance Incentive Compensation

Performance and Time-Based Incentive Awards, page 20

3.   We note your response to comment 14 in our letter dated July 22, 2010. Please tell us how your management outperformed the performance categories disclosed. In providing such disclosure, please refer to instruction 5 to Item 402(b) of Regulation S-K. Also, please tell us the percentage of the pool assigned to and describe the consideration of the "accomplishment of subjective goals" associated with each officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Pokorny at (202) 551-3714 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 with any other questions.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief